Exhibit 99.1

uniQure Appoints Matthew Kapusta as

Chief Executive Officer

Lexington, MA and Amsterdam, the Netherlands, December 19, 2016 — uniQure N.V. (Nasdaq: QURE), a leader in human gene therapy, today announced that its Board of Directors has unanimously approved the appointment of Matthew Kapusta as Chief Executive Officer (CEO) of the Company, effective immediately. Mr. Kapusta has served as interim CEO since September 2016 and as Chief Financial Officer since January 2015.  Mr. Kapusta will continue to serve as an executive member of the uniQure Board of Directors.

“Matt has provided exceptional leadership over the past two years, most notably in his capacity as interim CEO where he led a comprehensive strategic planning process that has focused our product pipeline and streamlined our operations,” stated Philip Astley-Sparke, Chairman of uniQure’s Board of Directors. “During his tenure at uniQure, Matt has been highly results-driven and has demonstrated an expertise well beyond finance, including a deep understanding of all aspects of our business. The Board has full confidence that Matt is the right person to continue to lead uniQure, and we look forward to working with him as we bring our lead program in hemophilia B into late-stage clinical development and position the program for commercial success.”

Prior to joining uniQure, Mr. Kapusta was Senior Vice President at AngioDynamics from 2011 to 2014, responsible for business development, strategic planning and national accounts. Prior to this, he served as Vice President, Finance for Smith & Nephew Orthopaedics. Mr. Kapusta’s career also includes more than a decade of investment banking experience focused on emerging life sciences companies. Mr. Kapusta was Managing Director, Healthcare Investment Banking at Collins Stewart, and held various positions at Wells Fargo Securities, Robertson Stephens and PaineWebber. Mr. Kapusta holds a Master of Business Administration from New York University’s Stern School of Business, a Bachelor of Business Administration from University of Michigan’s Ross School of Business and earned his Certified Public Accountant license in 1996 while at Ernst & Young.

“I am honored and grateful for the trust that the Board has placed in me to lead uniQure at this important stage in the company’s evolution,” stated Mr. Kapusta.  “This is an exciting time for uniQure, and I am fully committed to the Company’s success and the execution across our core strategic goals.  As we head into 2017, we are fully focused on achieving several important catalysts, including rapidly progressing our hemophilia B program into late-stage development and advancing our gene therapy candidates for congestive heart failure and Huntington’s disease into the clinic.”

Mr. Kapusta will maintain responsibilities for financial oversight and management of the Company, while a search is conducted for a new Chief Financial Officer.  Christian Klemt will continue in his role of Global Controller and closely support Mr. Kapusta.

About uniQure

uniQure is delivering on the promise of gene therapy — single treatments with potentially curative results. We are leveraging our modular and validated manufacturing and technology platform to rapidly advance a pipeline of proprietary and partnered gene therapies to treat patients with liver/metabolic, CNS and cardiovascular diseases. www.uniQure.com

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the development of our gene therapy product candidates, including the future development of AMT-060, the success of our collaborations and the risk of cessation, delay or lack of success of any of our ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our and our collaborators’ clinical development activities, collaboration arrangements, corporate reorganizations and strategic shifts, regulatory oversight, product commercialization and intellectual property claims, as well as the risks, uncertainties and other factors described under the heading “Risk Factors” in uniQure’s 2015 Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2016. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

uniQure Contacts:

Maria E. Cantor	Tom Malone
Direct: 339-970-7536	Direct: 339-970-7558
Mobile: 617-680-9452	Mobile: 339-223-8541
m.cantor@uniQure.com	t.malone@uniQure.com

Eva M. Mulder
Direct: +31 20 240 6103
Mobile: +31 6 52 33 15 79
e.mulder@uniQure.com

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